SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 2, 2002

PE

(Commission File No. 001-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 2, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: Paulo Pedrão Rio Branco

Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer

EXHIBIT #1

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ/MF N° 02.570.688/0001-70
NIRE N° 53 3 0000581 8

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. ("Company") (NYSE: BRP, BOV: TCSP3/TCSP4) informs its shareholders and the public in general that the Board of Directors has approved, on March 27, 2002, that the Company joins the Level 1 Corporate Governance Classification by Bolsa de Valores de São Paulo - Bovespa.

Brasil Telecom Participações S.A. and its subsidiary Brasil Telecom S.A. will be the first companies in the telecommunications sector to adopt the Differentiated Practices of Corporate Governance – Level 1, reinforcing its policy of transparency and focus on shareholders' value.

Brasília, March 27, 2002

Henrique Neves
Investor Relations Officer
BRASIL TELECOM PARTICIPAÇÕES S.A.

EXHIBIT #2

BrasilTelecom

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ/MF N° 02.570.688/0001-70
NIRE N° 53 3 0000581 8

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. ("Company") (NYSE: BRP, BOV: TCSP3/TCSP4) informs that Henrique Sutton de Sousa Neves has left the position of Chief Executive and Investor Relations Officer of the Company on March 28, 2002.

Paulo Pedrão Rio Branco, Chief Financial Officer of Brasil Telecom Participações S.A., will act as interim Investor Relations Officer until deliberation by the Board of Directors.

Brasília, April 2nd, 2002

Luis Octavio da Motta Veiga
President of the Board of Directors
BRASIL TELECOM PARTICIPAÇÕES S.A.